UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For July 8, 2002

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London W1Y 3RB

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

FORM 20-F X   FORM 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES __   NO X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

NOT APPLICABLE

INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: July 8, 2002

By: [signature]
Name: Tony Habgood
Title: Chairman

Item 1

BUNZL

News Release

1 July 2002

BUNZL EXPANDS OUTSOURCING SERVICES IN NORTH AMERICA

Bunzl plc, the international Group supplying business to business consumables, today announces that on Friday it acquired Kenco Sales, Inc. The business is based in Seattle, Washington and had sales in 2001 of approximately $32 million focusing on the redistribution market. It had net assets on a net debt free basis of approximately $2.2 million on 31 December 2001.

Commenting on the acquisition Anthony Habgood, Chairman of Bunzl, said:

"Kenco is an excellent addition to our redi business in the US and strengthens our position in that segment in the Pacific North West".

Enquiries:

Bunzl plc:
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury:
Roland Rudd
Morgan Bone
Tel: 020 7251 3801